Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

18 November 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 12/1

Enc:

BRAMBLES INDUSTRIES LIMITED
ANNUAL GENERAL MEETING
18 NOVEMBER 2003

DON ARGUS, CHAIRMAN

Chairman's address – Part I

Good afternoon, ladies and gentlemen.

As you may be aware, Sir John Parker retired from the Board at the end of the Brambles Industries plc meeting held in London on the 21st of October. Sir John had an intimate knowledge of Brambles and his insightful contributions around the Board table will be missed. All of us wish him well for the future.

As you no doubt are also aware, Sir CK Chow has chosen to resign as Chief Executive Officer and as a Director. He resigned to take up a new position in Hong Kong. While this was unexpected, it had been a long term goal of CK's to return to Hong Kong and we wish him every success there.

In considering who should take over from CK, the Board took into account four critical factors. They were:

- the complexity of our business,
- the restructuring programmes that are well underway,
- the need for strong financial discipline, and
- the need to ensure continuity in the important work going on.

After considering these and other issues, the Board unanimously agreed that David Turner was the right person to take over from CK.

David is a top quality international executive. He knows the industries we compete in and he has an in-depth knowledge of Brambles' global businesses.

I will ask David to talk to you in a few minutes to give you some insights into how he is managing the turnaround.

But first, let me move on to today's agenda.

As you may know, the Annual General Meeting of Brambles Industries plc was held in London a few weeks ago and I intend to follow a similar format today.

I will start off by giving you an overview of Brambles' performance, the issues we are dealing with and how we see the year ahead.

David will then report in some detail on each of our businesses and, in particular, our progress in CHEP USA and Europe.

Then we will move on to the formal part of the meeting.

As you can see from the notice of meeting, we have 19 resolutions to consider, including three special resolutions, so I intend to spend a little time taking you through the more complex items.

When we move to vote, you will have the opportunity to ask questions or make comments on any of the resolutions or any other matter related to Brambles' business.

At the end of the meeting, the Directors would like you to join them for a cup of tea or coffee in the foyer.

OVERVIEW OF BRAMBLES' PERFORMANCE

Let me move on to Brambles' performance.

At the start, let me make it very clear that all of us on the Board and all of the management team know that Brambles' performance and returns are simply not good enough.

We are all absolutely focused on making Brambles generate the returns that will restore long term value for all shareholders.

When I spoke to you this time last year, I laid out the strategy we had put in place to turn around CHEP in the USA and CHEP in Europe. I said we were embarking on a 30 month plan to restore value to shareholders, and that we would have to face up to some very difficult issues during that 30 month period.

The key components of that plan are:

- getting the right people in the right jobs,
- cutting capital expenditure on pallets through better controls over pallet usage,
- ensuring that pallet usage is more effectively tracked and measured,
- ensuring we are pricing correctly across the supply chain in our chosen market segments, by making sure pallet users pay a price that reflects the value of the service we provide,
- making sure we remain competitive by reducing the costs to serve our customers, and
- investing in profitable growth initiatives as opposed to growth for growth's sake.

Before I talk about our progress on the turnaround, let me make some comments on the group overall.

Nearly all of our businesses compete in growth industries. They each provide essential and important services to companies around the world. They are all well placed to take advantage of the growing pressure on companies by governments, investors and communities to be sustainable.

The barriers to entry for competitors are high, and it is not easy to duplicate what we do.

Our major businesses have been created through years of capital investment, innovation and experience.

But from time to time, because of the diverse nature of our operations, the geographic spread, and the rapid change in every industry today, it is only prudent to review the economic proposition behind our businesses.

This study on CHEP has not yet been completed, but it has already confirmed the unique franchise of this business and it will allow us to better prioritise our investments in market segments and countries that will generate superior growth in profit and cash flow over the medium to long term.

That said, Brambles is already a profitable company.

Despite our issues in CHEP and a very volatile economic environment, our continuing businesses increased revenue by 6 per cent to A$7.9 billion and recorded earnings before interest, tax, exceptional items and amortisation of goodwill of A$976 million.

Every one of our core operations showed solid revenue growth and remained profitable throughout the financial year.

Looking at the 2003 results compared to 2002, the principal reason for the drop in profits in CHEP was the lower profit in CHEP Europe. We set out the issues we were facing in Europe for you last year.

To give you a clearer insight into the recovery programme, let's look at how the new Brambles came together.

As you can see from this slide, before the formation of the dual listed companies structure, revenue in the "old Brambles" effectively came from three sources:

- 23% of the revenue came from the businesses which were going to be sold – they were to be sold because they were not core activities or did not provide adequate returns;

- a third of the revenue came from businesses which were wholly owned and therefore subject to the same kind of financial and other disciplines as any large company; and

- notably, nearly 50 per cent of our revenue came from investments in CHEP and Cleanaway. Because these two businesses were principally joint ventures, they operated without many of the disciplines that the transparency of a public company structure provides.

Along with this, and very importantly, the debt of the joint ventures was off balance sheet.

When capital disciplines are not robust, the result is often that the culture in a company becomes focused on growth for growth's sake, rather than profitable growth.

It is profitable growth that creates sustainable value for shareholders.

Creating long term value for shareholders depends not simply on making a profit, but on generating returns above the cost of capital.

So, before the merger, the situation was this:

- almost a quarter of the businesses were to be sold, and
- nearly 50 per cent were joint ventures.

The extent of change for Brambles, following the creation of the DLC and assuming full ownership of the joint ventures, cannot be overstated.

It meant there had to be a radical change in the way Brambles was going to be managed.

More importantly, the new management team had to change CHEP and Cleanaway from a joint venture to a wholly owned structure.

At the time of the DLC, the revenue picture looked like this.

So the immediate priorities were to:

- change from a culture of growth for growth's sake to one of profitable, sustainable growth,

- sell the non-core businesses,

- put in place appropriate operating systems and controls, particularly strong corporate governance, and

- enhance the economic viability of the CHEP business model.

Since we started the restructuring programme, we have:

- maintained the strong revenue growth,
- sold off more than A$1.4 billion of non-core or under-performing businesses, and
- changed the culture of growth for growth's sake by the introduction of Brambles Value Added. This initiative was introduced into the business by David Turner.

Put simply, Brambles Value Added aims to ensure our people think and act like shareholders.

It ensures that they have to produce a return that at least covers the cost of capital.

In Brambles today, cutting excess capital is just as important as cutting costs.

As a result, there has been significant cash flow improvement and substantial reduction in capital expenditure.

Capital expenditure has been cut by almost three quarters of a billion Australian dollars over the last two years.

As you would understand from what I've just said, it is absolutely essential that we remain focussed on the turnaround programme.

Stability of management and strategy is critical.

That is one of the major reasons why the Board decided to appoint David as Chief Executive Officer.

David officially assumed the role of CEO on the 21st of October. I know he is committed to the need to generate the kinds of consistent, sustainable returns you have the right to expect.

In the next few months, David will be setting out for shareholders some objectives and milestones against which Brambles' progress can be judged.

TRADING UPDATE

At this point, let me talk about how we see the outlook for the year ahead.

Brambles is confirming its outlook statement for the group which we issued on 2 September, and which said:

"In summary, although trading for the first half in constant currency will be weaker than last year, we expect a better performance in the second half, leading to improved cash flow and good progress for the year as a whole."

In terms of trading for the first four months of this year, CHEP USA is incurring significant short term costs, which should be eliminated by the end of the current half.

These are principally related to the reduction of excess pallet inventory which arose following the implementation of the new service centre network.

The first major reduction in this inventory was achieved in September. It continued in October and should be completed by the end of December 2003.

As a consequence, and as explained in our annual results announcement, CHEP Americas' profits in the first half of the current year will be lower than those of the second half of last year. They should, however, rebound in the second half of this year, driven by lower costs and continuing revenue growth, which is currently running at 10% in constant currency terms.

In CHEP Europe, revenue is growing by approximately 9% in constant currency, although this has been boosted to some extent by the hot summer in Europe and the resulting increased demand for soft drinks, which is part of the fast-moving consumer goods segment that CHEP services. Profits in Europe are on track and the pan-European reorganisation is also on track. To date, the net reduction in headcount in CHEP Europe is 186, with 350 targeted for June 2004.

CHEP in the rest of the world is continuing to perform strongly.

Cleanaway in the UK is facing a difficult market.

This is particularly true in technical waste, where the early months of this year have been impacted by lower volumes, notably from the chemical and pharmaceutical industries.

I am pleased to say there is now evidence of some pick up in these volumes.

In Germany, Cleanaway is trading to plan, although at a lower level than last year. I am pleased to say that the outcome of the DSD re-tendering is now known and, on a positive note, is broadly as we anticipated, reinforcing the strength of Cleanaway's franchise in Germany. David will make further comment on the DSD re-tendering in his remarks.

Both Recall and Brambles Industrial Services are performing satisfactorily.

Before I ask David to talk to you, I would like to thank on your behalf the 30,000 people who make up the Brambles team in over 50 countries around the world. They continue to make an outstanding contribution in very difficult times. Their loyalty and dedication is very much appreciated.

I would also like to pay tribute to my Board colleagues who have demonstrated extraordinary commitment and professionalism in addressing the difficult issues which we have had to confront as we work towards re-establishing value in Brambles.

At this point, let me now introduce your new Chief Executive Officer, David Turner, to give you some insights into where he sees the business heading.

DAVID TURNER, CHIEF EXECUTIVE OFFICER

Chief Executive Officer's presentation

Thank you, Don, and good afternoon, ladies and gentlemen.

I am delighted to have been appointed CEO of Brambles. The job will be a challenge, and I am totally committed to turning this group around and creating shareholder value.

Our focus is on the future – but we cannot look forward without acknowledging and learning from the hard lessons of the last two years.

CHEP

Much of the negative comment and disappointment has related to CHEP.

Many of you will therefore be wondering what happened in CHEP and I want to spend a few minutes talking about it.

One of the issues we had to face was balancing the rate of revenue growth in CHEP with its cash flow.

The negative cash flow associated with fast revenue growth was not an option we were willing to pursue and we have addressed it.

Similarly, in the US and Europe, CHEP was outgrowing its operating bases, which were becoming increasingly inefficient and costs were growing.

2003 FINANCIAL RESULTS

Briefly recapping our final results for 2003 – which were released in September and which you have received in your annual reports – profit before tax, goodwill amortisation and significant items was A$775 million, which was 8% lower than last year, although in line with our guidance to the market. In terms of the bottom line, net operating profit – that is, profit after tax, goodwill and significant items – was A$330 million, a 39% decline on the previous year.

There was a significant improvement in operating cash flow after capital expenditure. It was A$283 million higher at A$585 million for the year. The 19% reduction in group capital expenditure supported this strong result.

As Don said, revenue from continuing businesses was up 6%.

CHEP revenue was up 10% although profit was down by 11% as anticipated, with capital expenditure 16% lower.

Cleanaway performed well. It generated excellent cash flow in a difficult market.

Recall grew both sales and profits by 17% and 30%, respectively.

Brambles Industrial Services was strong in Australia and made good progress elsewhere.

In the last year, capital expenditure for continuing businesses again reduced, principally in CHEP but also in other businesses as a tighter capital expenditure regime became the norm. For CHEP, the implication is that the efficiency of the pallet pool is beginning to improve.

Within the group, there is the ever-present need to balance prudent capital expenditure with ensuring all our businesses have sufficient capital to prosper. We are careful to ensure that we achieve that balance.

Value-based management is a big focus of the group, and improving cash flow is the first evidence of its success.

Cash flow after capital expenditure has improved from a deficit of A$9 million in 2001 to a surplus of A$302 million in 2002 and was A$585 million in the year to June 2003. Generating further cash will be an ongoing objective of the Brambles group as we look into 2004 and beyond.

Cleanaway's performance was solid. In Europe, Cleanaway had a good year in a most difficult economic environment when many of its competitors were performing poorly. Cleanaway performed well in Australia.

In terms of segments, there was strong growth in municipal waste in both the UK and Australia, though the full year results from Cleanaway for 2003 were adversely affected by the impact of legislation in the UK in technical waste and in Germany in bottle recycling.

In Germany, this is the year of the re-tendering of the national packaging recycling scheme, the DSD.

Our position on this is well known: due to the three year contract periods, we took a decision that it was not in our shareholders' interest to significantly increase the level of contracts sought.

As Don mentioned earlier, the outcome of this stage of the tender is now known. We are pleased with the result, which was rather better than our expectations. Some of the contracts for which Cleanaway tendered were awarded to us for a three year period. The balance were awarded to us for one year and these will be retendered next year. Overall, we had a modest gain in market share. For the current year, revenue from the DSD in the second half is expected to be similar to the same period last year, with the anticipated contraction in margins largely offset by the restructuring and cost-saving actions already in place.

Overall, Cleanaway is well positioned for future development, although, in the short term, there will be some pressure on profits.

We will continue to grow Recall through sensible investments and selective acquisition. Recall is growing extremely well and looks set to continue to do so, albeit not at the exceptional margins of the last year.

For Brambles Industrial Services, we intend to maintain the steady progress the company achieved this year.

Finally, we will continue to improve the effective application of capital and improve cash flow generation.

Again, our focus is on creating value in Brambles through sustainable cash flow, profitable growth and the efficient use of capital. The efficiency of the pallet pool is improving. We have introduced capital expenditure disciplines across the group, working capital is reducing and cash flow is improving. The ongoing change in the group cannot be underestimated and we are determined to make it work for the benefit of our shareholders and the businesses themselves.

Thank you, ladies and gentlemen, and now I'd like to hand back to Don.

DON ARGUS, CHAIRMAN

Chairman's address – Part II

Thanks, David.

Before moving to the formal part of the meeting, I would like to cover three important broader issues.

BOARD SUCCESSION PLANNING

The first is Board succession planning.

All of us are very conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level and to keep the Board vital.

The Board will be seeking to appoint new members to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience. To this end, we have engaged an international firm of search consultants to produce candidates for consideration for appointment to the Board. We expect to appoint two new Non-executive Directors to the Board over the next 12 months.

REMUNERATION POLICY

The second issue I would like to address is our Remuneration Policy, and in particular executive remuneration.

As you will recall, at the last Annual General Meeting we asked you to vote on and approve the Group Remuneration Policy. We did this to try to bring the whole issue of executive remuneration closer to shareholders.

As we did last year, we have spelt out our remuneration policy in significant detail in this year's Annual Report.

Because executive remuneration is such an important issue for all public companies, I want to spend some time outlining the approach we take.

Brambles' Remuneration Policy consists of the following principles:

The first is to provide competitive rewards to attract and retain the most talented international executives. It also aims to align rewards with the creation of shareholder value. I think it is particularly important to understand that it places a significant part of an executive's compensation package "at risk", and it applies demanding performance criteria to that part of the remuneration which is "at risk".

The Remuneration Committee sets a performance hurdle on the exercise of options under the Options Plan. The performance hurdle which has been applied to all options granted under the Option Plan to date is based on relative Total Shareholder Return against a peer group of companies, consisting of the top 50 Australian companies by market value and the FTSE 100 companies.

The other award that an executive may consider is the Executive Performance Share Plan.

Under this Plan, Executives may be granted a right to acquire shares in Brambles Industries Limited and/or Brambles Industries plc at a future date for no payment.

The vesting of awards under the Share Plan is based on compound earnings per share growth of both Brambles Industries Limited and Brambles Industries plc over a performance period from the end of the financial year before the date of the award to the third anniversary of that date.

The important thing to remember is that, if an executive does not meet the performance hurdles, the awards in the relevant Plan will not vest.

This slide gives you an indication of how the remuneration structure works in David Turner's case if he meets target performance levels.

Let me also give you the details of Sir CK Chow's exit arrangements.

As you will observe, his options lapsed upon his resignation and he chose to surrender his performance shares and his sign-on award.

DUAL LISTED COMPANIES STRUCTURE

Another issue that has been raised by shareholders in recent times is the dual listed companies structure under which the new Brambles was formed and now operates. It's what we call "the DLC".

Specifically, some commentators have criticised the structure, suggested that it limits shareholder rights and that it stops any chance of a takeover. These criticisms ignore three key points:

Let me start with the reasons we originally recommended the DLC structure.

First, shareholders in both companies – Brambles Industries Limited (the Australian end) and Brambles Industries plc (the UK end) – continue to receive dividends from the company in which they hold shares.

The amount of the dividend per share is the same but the holders of shares in the Australian company can continue to receive their dividends in a franked form. I believe this is important to the majority of shareholders in Australia.

Second, keeping the companies separate meant each company could be primarily listed on their home exchange. In practical terms, that means that holders of shares in the Australian company – that is almost certainly most of you – continue to have your shares listed on the Australian Stock Exchange while holders in the UK company have their shares listed in London.

Now, on the issue of shareholder rights, the reality is that Brambles operates as a single economic entity - a single company - in essentially the same way as it would, had a merger been implemented in some other way.

The voting rules at Brambles were created to ensure voting is on the basis that Brambles is a single company.

Post merger, it is not a matter of the interests of one group of shareholders versus another group of shareholders, but rather the interests of all shareholders.

Finally, on the issue of takeovers. While DLCs cause some additional complexities in that there are two companies involved and any takeover or merger would need to comply with the laws of Australia and the UK, the DLC doesn't present a barrier to them taking place.

In CHEP Europe, over the remaining 18 months of the 30-month programme, we will:

- continue these intensified audits, particularly at our smaller customers and distributors,
- further improve our collection efforts, and
- introduce pricing initiatives that better reflect the cost of the services being provided.

At the risk of repeating myself, the costs of the efforts to deal with these matters – including any further pallet write offs identified by this exercise - will be covered by the exceptional costs announced last year.

These changes will all improve the efficiency of the pool.

Ladies and gentlemen, having addressed a number of issues which shareholders have expressed interest in, let me now introduce the formal business of the meeting.

ooo000ooo

The slides referred to in this presentation are available on the Brambles website www.brambles.com

Brambles Industries plc
Company Number: 4134697

18 November 2003

FINAL POLL RESULTS FOR THE
BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC
ANNUAL GENERAL MEETINGS
HELD ON 18 NOVEMBER 2003 AND 21 OCTOBER 2003, RESPECTIVELY

Following the Annual General Meetings of Brambles Industries Limited held in Sydney on 18 November 2003 and Brambles Industries plc held in London on 21 October 2003, we advise that each resolution set out in the Notice of Meeting was carried by the required majority, other than resolutions 6 and 7 which were withdrawn as a result of the previously announced resignation of Sir CK Chow.

In accordance with the requirements of Brambles' dual listed companies structure, each resolution was determined on a poll. The results of the poll held on each resolution are set out in Appendix 1.

The final proxy position for each of Brambles Industries Limited and Brambles Industries plc on each resolution (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 2.

Craig van der Laan
Company Secretary
Brambles Industries plc

For further information

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson	+61 (0) 2 9256 5216
	Head of Investor Relations	+61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255
	Group General Manager Corporate Communications	+61 (0) 401 990 425 (mobile)

Brambles is globally headquartered in Australia

	BIP RESULT						
19	Amendment of articles of association of BIP *	357,471,457	99.4	40,008	0.0	2,018,068	0.6

* Special resolution

Because of the nature of the dual listed companies' structure, the poll results for each company on joint electorate actions are identical. Resolutions 1 – 18 are joint electorate matters and the votes above include those cast by shareholders of both Brambles Industries plc and Brambles Industries Limited.

Resolution 19 is a class rights action, which was carried by the required majority at each of the Brambles Industries plc and the Brambles Industries Limited meetings.

Appendix 2

Final Proxy Position

	BIL	BIP
1 Receipt of financial statements and reports of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	416,944,686	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	332,948,877	346, 756,523
was to vote against the resolution	303,457	1,475,417
was to abstain on the resolution	3,459,117	5,800,354
may vote at the proxy's discretion	80,233,235	5,210,678
2 Receive the Reports and Accounts of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	416,922,152	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	332,842,842	346, 775,776
was to vote against the resolution	263,080	1,468,384
was to abstain on the resolution	3,560,635	5,796,266
may vote at the proxy's discretion	80,255,595	5,202,546
3 Approval of Brambles' Remuneration Report		
Total number of proxy votes exercisable by all proxies validly appointed	417,457,460	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	287,690,600	286,685,840
was to vote against the resolution	48,031,854	62,932,958
was to abstain on the resolution	1,367,574	4,386,543
may vote at the proxy's discretion	80,367,432	5,237,631
4 Re-election of Mr R D Brown to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	416,405,117	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		

was to vote for the resolution	330,222,318	352,328,511
was to vote against the resolution	2,990,583	1,521,653
was to abstain on the resolution	2,896,765	111,366
may vote at the proxy's discretion	80,295,451	5,281,442
5 Re-election of Mr R D Brown to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	416,402,310	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	330,175,322	352,247,497
was to vote against the resolution	2,994,575	1,523,651
was to abstain on the resolution	3,501,352	178,517
may vote at the proxy's discretion	79,731,061	5,293,307
Resolutions 6 and 7 were withdrawn.		
8 Re-election of Sir David Lees to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	417,649,375	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	320,277,689	342,442,812
was to vote against the resolution	11,682,691	4,458,015
was to abstain on the resolution	5,433,303	7,104,705
may vote at the proxy's discretion	80,255,692	5,237,440
9 Re-election of Sir David Lees to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	417,649,375	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	320,247,731	342,455,563
was to vote against the resolution	11,682,435	4,459,283
was to abstain on the resolution	5,447,869	7,098,435
may vote at the proxy's discretion	80,271,340	5,229,691
10 Re-election of Mr R C Milne to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	417,649,375	359,242,972

Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	322,318,823	343,624,313
was to vote against the resolution	11,610,075	3,239,885
was to abstain on the resolution	3,451,576	7,119,308
may vote at the proxy's discretion	80,268,901	5,259,466
11 Re-election of Mr R C Milne to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	417,649,375	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	323,386,412	343,585,521
was to vote against the resolution	10,990,552	3,229,067
was to abstain on the resolution	3,442,537	7,129,128
may vote at the proxy's discretion	79,829,874	5,299,256
12 Re-appointment of PricewaterhouseCoopers LLC as auditors of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	415,744,021	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	333,677,894	352,166,263
was to vote against the resolution	705,343	1,732,840
was to abstain on the resolution	863,187	51,443
may vote at the proxy's discretion	80,497,597	5,292,426
13 Authorise Directors to set auditors' fees		
Total number of proxy votes exercisable by all proxies validly appointed	415,744,021	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	333,557,401	350,924,732
was to vote against the resolution	985,492	2,991,584
was to abstain on the resolution	829,723	61,709
may vote at the proxy's discretion	80,371,405	5,264,947
14 General authority to allot shares in BIP		
Total number of proxy votes exercisable by all proxies	416,924,433	359,242,972

validly appointed		
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	331,252,342	352,922,495
was to vote against the resolution	3,543,623	906,964
was to abstain on the resolution	1,694,710	111,940
may vote at the proxy's discretion	80,433,758	5,301,573
15 Disapplication of pre-emption rights in BIP		
Total number of proxy votes exercisable by all proxies validly appointed	416,924,433	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	329,843,444	353,413,096
was to vote against the resolution	3,692,367	322,908
was to abstain on the resolution	2,883,059	165,803
may vote at the proxy's discretion	80,505,563	5,341,165
16 General authority to buy back shares in BIP		
Total number of proxy votes exercisable by all proxies validly appointed	416,924,433	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	333,802,626	353,640,957
was to vote against the resolution	1,298,985	188,468
was to abstain on the resolution	1,424,624	108,063
may vote at the proxy's discretion	80,398,198	5,305,484
17 Approval of dividend reinvestment plan by BIL		
Total number of proxy votes exercisable by all proxies validly appointed	416,923,433	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	319,866,157	352,355,401
was to vote against the resolution	15,502,502	833,628
was to abstain on the resolution	1,273,998	744,410
may vote at the proxy's discretion	80,280,776	5,309,533
18 Approval of scrip dividend scheme by BIP		

Total number of proxy votes exercisable by all proxies validly appointed	416,924,433	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	333,573,486	352,339,703
was to vote against the resolution	1,647,479	860,698
was to abstain on the resolution	1,344,453	743,539
may vote at the proxy's discretion	80,359,015	5,299,032
19 Amendment of articles of association of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	416,924,413	359,242,972
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	333,705,088	351,860,046
was to vote against the resolution	876,801	40,008
was to abstain on the resolution	1,913,427	2,015,668
may vote at the proxy's discretion	80,429,097	5,327,250

ENDS